Via EDGAR and fax transmission 202-772-9210

December 4, 2006

Mr Steven Jacobs
Accounting Branch Chief
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

RE:	Healthcare Services Group, Inc. Form 10-K for the year ended December 31, 2005 Filed February 22, 2006 File No. 000-12015

Dear Mr. Jacobs:

     I have today electronically filed with the Securities and Exchange Commission the response of Healthcare Services Group, Inc. (the “Company” or “Healthcare”) to your letter dated October 24, 2006 with respect to your review of certain items in our Form 10-K for the year ended December 31, 2005. The letter will respond to each of your comments in the order presented in your letter. The Staff comments from the October 24, 2006 letter are reproduced below in bold-face text followed by the Company’s respective responses. A courtesy copy of this filing has been forwarded to Mr. Matthew Maulbeck via facsimile transmission at the fax number listed above.

Form 10-K for the year ended December 31, 2005

Note 1- Summary of Significant Accounting Policies, pages 25 – 30

Long-Lived Assets and Impairment of Long-Lived Assets, pages 27 – 28

1.	We note your inclusion of impairment policies related to goodwill. In future filings, please also include your policies related to impairment testing of long-lived assets.

Healthcare confirms it will revise future filings to include the following:

     We evaluate whether events and circumstances have occurred that indicate that the remaining estimated useful life of long-lived assets may warrant revision, or that the remaining balance of these assets may not be recoverable.

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Note 2- Allowance for Doubtful Accounts, pages 30 – 31

2.	Please tell us why the bad debt provision recorded in 2005 and 2004 decreased significantly in relation to the prior period despite significant increases in revenue and accounts receivable during these periods. Please consider explaining such trends in future filings in MD&A.

Our methodology for the Allowance for Doubtful Accounts (“Allowance”) is based upon a risk-based evaluation of accounts and notes receivable associated with a client’s ability to make payments. Such Allowance generally consists of an initial amount established based upon criteria generally applied if and when a client account files bankruptcy, is placed for collection/litigation and/or is considered to be pending collection/litigation.

The initial Allowance is adjusted either higher or lower when additional information is available to permit a more accurate estimate of the collectibility of an account.

Many of our clients’ revenues are highly contingent on Medicare and Medicaid reimbursement funding rates. As a result of the changes in Medicare and Medicaid reimbursement funding rates beginning in 1998, many of our clients experienced an adverse effect on their cash flows. This, in turn, resulted in certain of our clients filing for bankruptcy protection or experiencing difficulty in meeting payment obligations. Summarized below for the years 2000 through 2005 are the aggregate account balances for three Allowance criteria noted above, net write-offs of client accounts and bad debt provision.

Year ending	Aggregate account balances of clients in bankruptcy or in/or pending collection/litigation	Net write-offs of client accts	Bad debt provision
2000	$18,584,000	$5,614,000	$3,250,000
2001	0,358,000	3,423,000	5,445,000
2002	16,200,000	6,050,000	5,663,000
2003	6,934,000	8,459,000	4,550,000
2004	4,255,000	5,245,000	3,700,000
2005	2,960,000	1,019,000	1,425,000

As indicated above, we believe but cannot be certain that the continuous improvement made by our clients in adapting to new reimbursement funding rates and such related positive effect on their cash flows in 2004 and 2005 translated into us having less client accounts not paying in accordance with their payment terms. Therefore, the application of our Allowance policy resulted in the decreased bad debt provisions in 2005 and 2004, as compared to prior years.

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In future filings in the MD & A we will expand our discussion related to trends in our bad debt experience.

3.	Please tell us what consideration you gave to including a rollforward of the allowance for doubtful accounts and accrued insurance claims on Schedule II- Valuation and Qualifying Accounts. Reference is made to Rules 5-04 and 12-09 of Regulation S-X.

We considered Rules 5-04 and 12-09 of Regulation S-X and believe our Allowance for Doubtful Accounts is the only specified schedule required to be filed (included in filing following Exhibit 23- Consent) pursuant to the requirements of such rules pertaining to Schedule II- Valuation and Qualifying Account.

We do not believe that our accrued insurance claims’ account was contemplated as a valuation and qualifying account under such rules. The reserve is the measure by which the calculation of our general liability and workers’ compensation insurance expense is based. As additional insurance expense is incurred, a corresponding amount is recorded in accrued insurance claims as opposed to recording an increase or decrease of an asset or a liability. A valuation account is defined as “a separate item that reduces or increases the carrying amount of a liability“ in Financial Accounting Standards Board (“FASB”) Concepts Statement No. 6, Elements of Financial Statements, paragraph 43. Therefore, based on our interpretation of Regulation S-X, Rule 5-04 in conjunction with the FASB valuation account definition referenced, we do not believe our accrued insurance claims account is a valuation account and accordingly should not be included on Schedule II- Valuation and Qualifying Accounts.

Note 11- Employee Benefit Plans, page 40

4.	Related to your deferred compensation plan, please clarify the relevant terms of the plan for us and explain how you have considered EITF 97-14 in your accounting treatment.

Deferred Compensation Plan-

Overview- Healthcare provides a Supplemental Executive Retirement Plan (the “Plan”) which is intended not to be a tax-qualified plan under Internal Revenue Code Section 401(a) or Section 403(a) (the “Code”). It is intended to be entitled to all statutory and regulatory exemptions under the Employee Retirement Income Security Act of 1974 (“ERISA”) applicable to plans maintained primarily to provide deferred compensation to a select group of company management or highly compensated employees. It is intended that all benefits be paid from the general assets of Healthcare. Also, benefits accrued under the Plan are unfunded for ERISA and Code purposes until paid, and that, as to unpaid accrued benefits, each participant is an unsecured general creditor of Healthcare. Each Plan year corresponds to a calendar year.

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Relevant Terms-

1.	Plan is open to a select group of company management or highly compensated employees, consisting primarily of corporate management, divisional and regional managers and district managers with over 10 years service.
2.	Participants may irrevocably elect to defer the receipt of up to 15% of his/her earnings per calendar year.
3.	A participant’s annual elective compensation deferral is matched by a contribution by Healthcare to each participant’s account of amount equal to 25% of the participant’s annual elective compensation deferral.
4.	Healthcare’s 25% contribution is made through the issuance of its common stock.
5.	The number of shares issued to a participant’s account by Healthcare representing its 25% contribution is measured based on the market price of Healthcare’s common stock at the end of the respective Plan year. Such measurement calculation is rounded up to the next full share amount.
6.	Participants fully vest in the common stock shares contributed by Healthcare at the conclusion of the participant’s third year in the Plan
7.	Participants direct the investment of all funds (deferrals and contributions) within their respective accounts pursuant to various options made available by the Plan’s trustee. Notwithstanding vesting requirements, participants are not required to maintain any of their account balances in Healthcare common stock after Healthcare’s matching contribution.
8.	All participants’ accounts are held in a trust established by Healthcare with PNC Bank, N.A. as trustee. Such assets of the trust are subject to the claims of Healthcare’s general creditors.
9.	Plan participation ends at the time of participant’s termination of employment or the date on which the participant receives a distribution of his or her account balance under the Plan’s early distribution criteria.
10.	Upon exiting from the Plan, a participant’s total account balance will be settled with him or her through a lump-sum payment (after deducting applicable tax withholdings) of such balance within ninety days of such termination date. Shares of stock allocated to a participant’s account are distributed in-kind.
11.	Final distribution to “specified employees” as used in Section 409A(a)(2)(B) of the Internal Revenue Code is made six months after termination date.

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Accounting Treatment-

     We have followed the guidance of EITF 97-14 and generally accepted accounting principles for accounting of our Supplemental Executive Retirement Plan. The investing activity of participants in our Plan most closely resemble the scenario described as Plan D in the EITF. Our Plan permits, and participants have, diversified investments, which include Healthcare common stock, within their respective accounts.

During each accounting period we recognize as compensation expense the following:

1.	participants’ elective deferrals withheld during the period.
2.	the fair value of Healthcare common stock issued as its matching contribution for the period as adjusted to reflect shares issued to participants who have not yet fully vested.
3.	changes ( charges or credits ) in fair value of assets held in the Plan trust.

As of the close of each reporting period, Healthcare reports as a liability the aggregate amount of the fair value of participants’ accounts (the reporting date’s trust fair value). Correspondingly, we report as an asset the aggregate fair value of the diversified assets, except Healthcare common stock, held in the participants’ accounts. Shares of Healthcare common stock held in the trust are reported as treasury stock as of the reporting period’s date. Accordingly, such shares are not treated as issued for either basic or diluted earnings per share calculations.

     We believe our accounting treatment for deferred compensation activity is in accordance with EITF 97-14 and generally accepted accounting principles and intend to continue our current accounting and reporting treatment for such activity.

Exhibit 31.1 and 31.2 Certifications

5. Please confirm to us that you will revise your certifications in all future filings as follows:

a.	Exclude the title of the certifying individual from the opening sentence;
b.	Replace all references to the “annual report” with “report” in paragraphs 2, 3, and 4a-d;
c.	Revise the language in paragraphs 4d and 5 to exactly match the corresponding language in Item 601(b)(31)(i) of Regulation S-K.

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     Healthcare confirms it will revise future filings to conform to your comments.

     In connection with our response to your comments, Healthcare hereby acknowledges that:

1.	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James L. DiStefano
James L. DiStefano
Chief Financial Officer